FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of July 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE
Gemplus reports second quarter 2003 results
Press Release — Financial statements

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: July 29, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus reports second quarter 2003 results

•	Revenue reflecting strong sales growth in wireless partly offset by adverse currency fluctuations.

•	Continued recovery in the Telecom business unit.

•	Operating loss contained by continuous productivity gains and further cut in operating expenses.

•	Further reduction in breakeven point.

•	Net cash outflow contained at 10.2 million euros despite restructuring expenses.

•	Progress backed by strong balance sheet: cash nearly stable at 406.2 million euros.

Luxembourg — July 30, 2003 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card-enabled solutions, today reported results for the second quarter ended June 30, 2003.

			Quarter		Year on
			on quarter		year
In millions of euros	Q2 2003	Q1 2003	change	Q2 2002	change

Group revenue	172.4	154.2	+11.8%	209.8	–17.8%
After adjusting for currency fluctuations, discontinued operations and acquisitions			+16.0%		–8.1%
Gross profit	47.8	37.7	+27.0%	48.4	–1.1%
Gross margin as a % of revenue	27.7%	24.4%	NM	23.1%	NM
Operating income (loss) before restructuring	–13.9	–27.3	NM	–24.2	NM
Net income (loss)	–82.4	–37.9	NM	–123.1	NM
Earnings (loss) per share (fully diluted)	–0.13	–0.06	NM	–0.20	NM

Note: The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS).

Commenting on the performance for the second quarter 2003, Alex Mandl, Chief Executive Officer, said:

“We made further progress in a number of areas during the second quarter and these remain in line with the plan we announced at the end of 2002. As Gemplus continues this year of transition, the business is responding well to the restructuring initiatives we have put in place. Returns have improved in the commodity segment of our operations. Our new regional focus has already helped us serve some of our customers better, with notable progress in China and the US. We have seen steady migration towards higher value cards, further improving our product mix. In addition, average selling price of wireless cards has increased, helped by regional and product mix. The turnaround at Gemplus is progressing and we are satisfied that our efforts are on track to deliver our plan.”

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Second quarter 2003 financial review

•	Income statement

Highlights:

•	Revenue reflecting strong sales in wireless cards and EMV migration ramp-up.

•	Gross margin increased by 3.3 percentage points driven by more favorable business mix and productivity gains.

•	Operating loss nearly halved reflecting further reduction in operating expenses.

•	Net loss reflecting 65.7 million euros of non-recurring items comprising restructuring expenses and non-cash items.

The analysis of the Company’s second quarter revenue shows the following:

•	Sales growth was mainly driven by wireless cards, but Group revenue reflects continued pricing pressure and adverse currency fluctuations.

•	All Business Units contributed to quarter on quarter revenue growth: while Telecom continues its recovery underpinned by the 8.6% year on year revenue growth (currency adjusted) in wireless cards, Financial Security and Services shows signs of a recovery as EMV migration is ramping up.

•	On a geographical basis, Americas revenue rose 12.4% year on year (currency adjusted), driven by the wireless segment. EMEA revenue declined 9.5% year on year driven by the unfavorable GeldKarte market replacement cycle. Asia revenue dropped 20.9% driven by pricing pressure.

Group gross margin increased by 3.3 percentage points compared with the first quarter 2003, mainly driven by more favorable business mix and savings attributable to the Company’s continued cost structure optimization plan. Manufacturing productivity was partially affected by a strike in France. Wireless sales mix improvement in particular helped compensate for pricing pressure. Gross margin increased by 4.6 percentage points compared with the second quarter of last year.

Operating expenses decreased a further 5.0% quarter on quarter to 61.8 million euros. The operating expense run rate was reduced from 63.5 million euros per quarter in the first quarter 2003 to 60.0 million euros in the second quarter 2003, further lowering the break even point.

The implementation of the December 2002 restructuring plan is on track. The second quarter was mainly dedicated to executing the legal process in European countries. The majority of job cuts planned should be completed during the second half of 2003.

As a result, the operating loss before restructuring nearly halved quarter on quarter to 13.9 million euros. Compared with the second quarter 2002, the operating loss was cut by 43% despite adverse currency fluctuations.

Net income for the second quarter was affected by 65.7 million euros of non-recurring items, of which 39% is non-cash. They include a provision for restructuring (42.3 million euros), goodwill write down (19.9 million euros) and equity investments write down (3.5 million euros).

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•	Balance sheet and cash flow statement

Highlights:

•	Free cash outflow before restructuring: 5.5 million euros.

•	Cash nearly stable at 406.2 million euros.

During the second quarter, the Company maintained a strong balance sheet. Net cash outflow consumed 10.2 million euros during the second quarter reflecting restructuring expenses of 12.3 million euros. Cash and cash equivalents were stable at 406.2 million euros at the end of the second quarter.

Working capital requirement as a percentage of sales decreased from 13.3% at the end of the first quarter to 9.3% at the end of the second quarter. Days of Sales Outstanding (DSO) were 54 days at the end of the second quarter 2003, compared with 58 days at the end of the first quarter 2003 and 53 days at the end of the second quarter 2002.

Segment analysis

•	Telecom

Highlights:

•	Wireless cards revenue up 8.6% year on year after adjusting for currency fluctuations.

•	Leading position in the rapidly growing US SIM cards market.

•	3G shipments building-up to material revenue contribution.

•	Wireless average selling price up 1.8% sequentially (down 7.6% year on year) currency adjusted, reflecting improved sales mix.

			Quarter on		Year on year
In millions of euros	Q2 2003	Q1 2003	quarter change	Q2 2002	change

Telecom revenue	124.2	109.7	+13.2%	141.8	–12.4%
After adjusting for currency fluctuations, discontinued operations and acquisitions			+17.9%		–1.1%
Gross profit	38.6	30.9	+25.2%	34.6	+11.6%
Gross margin as a % of revenue	31.1%	28.1%	NM	24.4%	NM

The review of the Telecom business unit second quarter revenue shows the following:

•	Wireless shipments were up 20.2% quarter on quarter and up 17.9% year on year. The analysis of the regional mix underlines that Gemplus is taking advantage of strong demand in the Americas. Gemplus shipments increased 146% quarter on quarter and 217% year on year in this region which accounted for 19% of total shipments for the second quarter. Sales in EMEA were also strong with a 13.3% quarter on quarter increase and a 20.5% year on year increase in shipments.

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•	Telecom revenue was nearly stable year on year, despite persistent pricing pressure. More importantly, wireless cards revenue was up 8.6% year on year currency adjusted, a significant acceleration compared with previous quarters. Wireless cards revenue was up 22.3% quarter on quarter currency adjusted.

•	Strong sales growth in North America highlights the Company’s leadership in the rapidly expanding US SIM cards market. Wireless shipments increased 180% quarter on quarter and 260% year on year in North America. Strong demand is driven by the migration of a number of mobile networks to SIM based technologies. Gemplus is a key supplier to three out of the four major US mobile operators migrating to SIM based technologies.

•	The analysis of the sales mix shows a further shift to higher end wireless products. 3G cards are ramping up and their weighting in the wireless cards revenue is now material. Shipments of 64 Kb cards rose 62% quarter on quarter and accounted for 9.0% of total shipments in the second quarter compared with 6.7% in the first quarter.

•	Wireless average selling price (ASP) was up 1.8% sequentially and down 7.6% year on year currency adjusted. A better sales mix that fully compensated for pricing pressure drove ASP improvement. The pricing environment continued to be challenging but appeared to be reasonably stable compared with the previous quarter.

Business Highlights:

As the Company’s improvement in product mix clearly shows, its higher value offering is being well received in the marketplace. In maturing markets, SIM replacement is central to driving ARPU1 growth.

As the primary focus of operators in mature markets is shifting to profit and customer retention rather than market penetration, upgraded SIM replacement becomes a critical focal point for improving revenues and reducing costs. To this end, Gemplus is developing software, hardware and logistical solutions to support operators in this SIM replacement process.

During the second quarter, France’s SFR equipped all their own 500 points of sale with Gemplus’ hardware solution for card copying, Retail Terminal. Mobistar and Vodafone Italy engaged Gemplus for a similar project. Separately, Gemplus’ MySIMcopier has sold well in “3”’s flagship stores. This product enables subscribers to copy across their phonebook and SMS data from one SIM to another — previously a significant barrier to SIM renewal.

In North America, AT&T Wireless entered into a general supply agreement with Gemplus for SIMs for their GSM network.

Gemplus was confirmed this quarter, to continue to supply France Telecom Group for one year. This contract means that Gemplus will supply high-end Java cards to many France Telecom affiliates across the world.

In China, Gemplus’ recently established regional strategy delivered further returns in the second quarter. China Unicom represents a key customer win of 10 million SIMs. Gemplus

[1]	Average Revenue Per User

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rolled out more than seven OTA2 platforms in mainland China during the first half of 2003. This is a critical achievement for the successful launch of Dynamic SIMtoolkit and the migration to high-end cards. Gemplus was also qualified as one of the three authorized vendors for OTA platforms to China Unicom’s 31 provinces, thus positioning Gemplus as a key player for the introduction of high-end services to Unicom GSM and Unicom CDMA branches.

New Products & Services

Innovation remains at the heart of the Gemplus offering.

In Belgium, Gemplus’ m-Banxafe secure mobile banking and prepaid reload solution is now available to 100% of Belgian Mobistar customers. This project demonstrates the Company’s strategy of providing value-added solutions in payment and banking using the inherent security of the SIM. It leverages Gemplus’ broader expertise in market convergence, in this case collaborating successfully with payment and clearing organizations.

•     Financial Services and Security

Highlights:

•	Top line sequential growth driven by GeldKarte[3] favorable seasonality.

•	Revenue shows evidence of EMV[4] migration ramp-up mainly driven by the UK market.

			Quarter on		Year on year
In millions of euros	Q2 2003 Q1 2003 quarter change			Q2 2002	change

FSS revenue	48.2	44.5	+8.2%	68.0	–29.2%
After adjusting for currency fluctuations, discontinued operations and acquisitions			+11.4%		–22.6%
Gross profit	9.2	6.8	+36.3%	13.8	–33.0%
Gross margin as a % of revenue	19.2%	15.2%	NM	20.3%	NM

Banking / Retail micro cards and contactless shipments rose 54 % quarter on quarter:

•	EMV shipments nearly doubled compared with the first quarter and more than tripled compared with the same quarter a year ago. Sales were mainly driven by the UK market, but also supported by South America and Asia.

•	GeldKarte shipments were strong quarter on quarter, driven by favorable market seasonality. At the same time, shipments dropped year on year due to a less favorable stage of the market replacement cycle.

[2]	Over The Air

[3]	GeldKarte is an electronic purse system available on most German banking cards.

[4]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa at the end of 1997 in order to migrate of all their bank cards to a smart card.

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Business Highlights:

During the second quarter, one of the Company’s strategic partners, Sagem, awarded Gemplus a contract in the Middle East to deliver over two million cards to the United Arab Emirates as part of a nationwide ID security program. This was the second major ID contract won since October 2002.

In the banking segment, the EMV roll-out was accelerated in the second quarter, following two earlier key wins for delivery in 2003 and contracts with major UK banks representing a total of 15 million EMV smart cards. Greater momentum in this roll-out is expected in the second half of 2003. The Company therefore believes that its market share in banking and retail should improve further this year.

In Malaysia, Gemplus has become a major player in EMV migration. After being the first company to have its personalization center certified by Visa and Mastercard, Gemplus has started its shipments of chip-based banking cards. Furthermore, the Company sold its personalization solution, GemSense Pro, to upgrade to EMV the personalization center of Cetrel, co-operative of the Luxemburg-based banks.

The Company also played an active role in the deployment of contactless technology in Latin America: Gemplus has been selected by SP Trans, the Transport Authority in Sao Paulo, to supply the cards for their new contactless ticketing system. The issuance has already started and Gemplus will deliver a total of 2.5 million GemEasy cards to SP Trans.

Longer term, the corporate security and government ID markets continue to show significant potential, in particular in the US and EMEA.

Outlook

The weak US dollar versus the euro is likely to continue to affect revenues in a market where pricing pressure remains. Nevertheless, wireless demand from the US is encouraging and China is undoubtedly strong, but building inventories is a growing concern. Prospects for the Financial Services and Security business unit remain mixed: EMV migration is steady, with the UK in particular gathering pace; government ID and corporate security present attractive long term opportunities.

For the second half of the year, Gemplus should make further progress in the following areas:

•	An increasing proportion of higher value products

•	Continued good momentum in the wireless market

•	Lower break-even point

•	Improved execution skills

These advances remain consistent with the turnaround plan announced in December 2002 and are in line with the goals outlined at the time.

Third quarter 2003 results are scheduled to be reported on 29 October 2003.

Ends

6/14

Conference Call:

The company has scheduled a conference call for Wednesday, 30 July 2003 at 3:00pm CET. Callers may participate in the live conference call by dialing:

+44 (0) 207 784 1017, access code 612 848

The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available from 6:00pm CET to 6 August midnight by dialing:

+44 (0) 207 784 1024. Access Code: 612 848.

Contacts:

Press	Investor Relations
Gemplus	Gemplus
Martin Crocker	Yves Guillaumot
Tel: +33 (0) 4 42 36 3046	Tel: +41 22 544 5065
Mob: +33 (0) 6 85 07 6641	Email: yves.guillaumot@gemplus.com
Email: martin.crocker@gemplus.com

Edelman	Fineo
Stephen Benzikie	Anne Guimard
Tel: +44 (0) 207 344 1325	Tel: +33 (0) 1 56 33 32 31
Mob: +44 (0) 774 003 8929	Email: guimard@fineo.com
Email: stephen.benzikie@edelman.com

Clina Owen
Tel: + 33 (0) 1 56 69 7500
Mob: +33 (0) 6 73 33 1768
Email: clina.owen@edelman.com

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and

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expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus

Gemplus (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s number one provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include mobile data services, inter-operable banking, identity, WLAN, m-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

In 2002, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest, Frost & Sullivan, Datamonitor).

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

©2003 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, MySIMCopier, Gemsense Pro, m-Banxafe, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

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Gemplus International SA

Press Release — Financial statements

Second quarter 2003 ending June 30, 2003

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Gemplus International SA

Condensed Consolidated Statement of Income

	(In thousands of euros, except share and per share data)

	Three months ended		Six months ended

	June 2003	June 2002	June 2003	June 2002

	(unaudited)		(unaudited)
Net sales	172,386	209,798	326,620	386,330
Cost of sales	(124,549)	(161,430)	(241,129)	(301,786)
Gross Profit	47,837	48,368	85,491	84,544
Research and development expenses	(18,182)	(23,126)	(37,129)	(50,502)
Selling and marketing expenses	(24,965)	(28,491)	(50,462)	(60,588)
General and administrative expenses	(18,608)	(20,978)	(39,147)	(45,032)
Operating loss before restructuring	(13,918)	(24,227)	(41,247)	(71,578)
Restructuring expenses	(42,261)	(43,129)	(45,459)	(62,453)
Operating loss	(56,179)	(67,356)	(86,706)	(134,031)
Financial income (expense), net	2,849	(62,253)	5,335	(57,490)
Other expense, net	(3,333)	(4,345)	(6,986)	(9,544)
Loss before taxes and goodwill amortization	(56,663)	(133,954)	(88,357)	(201,065)
Income taxes (provision) benefit	(1,667)	18,129	(2,767)	28,913
Loss before goodwill amortization	(58,330)	(115,825)	(91,124)	(172,152)
Goodwill amortization	(24,037)	(7,242)	(29,166)	(13,378)

Net loss	(82,367)	(123,067)	(120,290)	(185,530)

Net loss per share
Basic	(0.14)	(0.20)	(0.20)	(0.31)
Diluted	(0.14)	(0.20)	(0.20)	(0.31)

Shares used in net loss per share calculation
Basic	605,614,830	606,619,119	605,657,926	606,204,557
Diluted	605,614,830	606,619,119	605,657,926	606,204,557

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Gemplus International SA

Condensed Consolidated Balance Sheets

	(in thousands of euros)

	June, 30	December, 31
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	406,230	417,226
Trade accounts receivable, net	131,901	144,913
Inventory, net	110,479	96,513
Other current assets	77,735	93,482
Total current assets	726,345	752,134
Non-current assets:
Property, plant and equipment, net	191,556	216,944
Goodwill, net	43,071	73,187
Other non-current assets	153,359	175,491
Total non-current assets	387,986	465,622

Total assets	1,114,331	1,217,756

Liabilities
Current liabilities:
Accounts payable	85,911	80,256
Accrued liabilities and other	169,728	159,530
Current obligations under capital leases	5,868	6,098
Total current liabilities	261,507	245,884
Non-current liabilities:
Long-term obligations under capital leases	41,524	42,540
Other non-current liabilities	55,411	53,714
Total non-current liabilities	96,935	96,254
Minority interest	13,701	15,167
Shareholders’ equity:
Ordinary shares	127,787	127,644
Paid in capital	1,028,777	1,028,920
Retained earnings	(423,404)	(210,358)
Other comprehensive income	11,103	8,571
Less, cost of treasury shares	(2,075)	(94,326)
Total shareholders’ equity	742,188	860,451

Total liabilities and shareholders’ equity	1,114,331	1,217,756

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Gemplus International SA

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)

	Six months ended June, 30

	2003	2002

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(120,290)	(185,530)
Depreciation and amortization	59,955	52,418
Loss on sale and disposals of assets	454	2,466
Other adjustments to reconcile net income to net cash from operating activities	6,086	36,874
Change in trade accounts receivable and related accounts	9,821	31,147
Change in trade accounts payable and related accounts	17,234	(6,124)
Change in inventories	(13,476)	26,484
Other changes in operating activities	9,873	(41,631)
Reduction of workforce and other exit costs, provision	42,961	50,314
Reduction of workforce and other exit costs, cash outflow	(28,523)	(8,515)
Litigation expenses	—	(18,120)
Management severance expenses	—	(10,629)

Net cash used in operating activities	(15,905)	(70,846)

Cash flows from investing activities:

Sale / (Purchase) of activities net of cash disposed / (acquired)	114
Purchase of property, plant and equipment	(5,258)	(22,258)
Other changes in investing activities	(2,193)	(10,839)

Net cash used in investing activities	(7,337)	(33,097)

Cash flows from financing activities:

Proceeds from sales-leaseback operations	—	11,762
Other changes in financing activities	(1,319)	(9,219)

Net cash used in financing activities	(1,319)	2,543

Effect of exchange rate changes on cash	13,565	22,500
Net decrease in cash and cash equivalents	(24,561)	(101,400)
Cash and cash equivalents, beginning of period	417,226	490,652

Cash and cash equivalents, end of period	406,230	411,752

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Gemplus International SA

1) Accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS).

2) Business segment reporting

Second Quarter 2003 Compared with second Quarter 2002

Revenues

	Three months ended
	June 30,

	2003	2002	% change

	(Millions of euros)
Telecommunications	124.2	141.8	(12%)
Financial services and security	48.2	68.0	(29%)

Total	172.4	209.8	(18%)

Gross margin

	Three months ended
	June 30,

	2003	2002	% change

	(Millions of euros)
Telecommunications	38.6	34.6	12%
Financial services and security	9.2	13.8	(33%)

Total	47.8	48.4	(1%)

Six Months 2003 Compared with Six Months 2002

Revenues

	Six months ended
	June 30,

	2003	2002	% change

	(Millions of euros)
Telecommunications	233.9	263.2	(11%)
Financial services and security	92.7	123.1	(25%)

Total	326.6	386.3	(15%)

Gross margin

	Six months ended
	June 30,

	2003	2002	% change

	(Millions of euros)
Telecommunications	69.5	66.5	5%
Financial services and security	16.0	18.1	(12%)

Total	85.5	84.6	1%

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Gemplus International SA

3) Geographic reporting

Second Quarter 2003 Compared with second Quarter 2002

Revenues

	Three months ended
	June 30,

	2003	2002	% change

	(Millions of euros)
Europe, Middle East and Africa	93.1	104.3	(11%)
Asia	40.9	63.2	(35%)
Americas	38.4	42.3	(9%)

Total	172.4	209.8	(18%)

Six Months 2003 Compared with Six Months 2002

Revenues

	Six months ended
	June 30,

	2003	2002	% change

	(Millions of euros)
Europe, Middle East and Africa	179.3	195.8	(8%)
Asia	79.5	107.5	(26%)
Americas	67.8	83.0	(18%)

Total	326.6	386.3	(15%)

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